January 27, 2004



AXP Tax-Exempt Series, Inc.
50606 AXP Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP Tax-Exempt Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,



/s/ Leslie L. Ogg
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    Leslie L. Ogg
    Attorney at Law
    901 S. Marquette Ave., Suite 2810
    Minneapolis, Minnesota  55402-3268